Room 4561
Via fax (804) 327-6261

August 30, 2007

Mr. John A. Luke, Jr.
Chief Executive Officer
MeadWestvaco Corporation
11013 West Broad Sreet
Glen Allen, VA 23060

  Re: **MeadWestvaco Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed February 28, 2007
      File no. 1-31215

Dear Mr. Luke:

    We have completed our review of your 10-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief